UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BRF S.A.

(Name of Issuer)

Common Shares (“Shares”) and American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), representing common shares of BRF S.A.

(Title of Class of Securities)

56656T105

(CUSIP Number)

Heraldo Geres

Marfrig Global Foods S.A.

Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabiá), 3º andar, sala 301

Vila Hamburguesa, São Paulo, SP, 05319-000

Brazil

Telephone: 55 11 3792-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Matthew S. Poulter
Linklaters LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone: (212) 903-9000

May 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56656T105	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marfrig Global Foods S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) BK, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 359,933,582
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 359,933,582
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,933,582
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 56656T105	13D	Page 3 of 4 Pages

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment”) amends and supplements the statement on Schedule 13D filed by Marfrig Global Foods S.A. and Marfrig Overseas Ltd. on June 4, 2020, as amended by Amendment No. 1 filed on June 10, 2021 and Amendment No. 2 filed on October 25, 2021 (the “Schedule 13D”) relating to the beneficial ownership of common stock of BRF S.A. (the “Shares”).

This Amendment is being filed to report the following events in connection with the matters disclosed herein:

i.	the acquisition of beneficial ownership of an additional 90,198,779 Shares, representing 8.3% of the outstanding Shares pursuant to the BRF Capital Increase (as defined below); and

ii.	the entry by Marfrig, the Lender and the Collateral Agent into an amendment agreement dated as of February 25, 2022 in respect of the First Collar Transaction Loan Agreement dated as of October 23, 2021.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

Item 2.  Identity and Background.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby further amended by adding the following:

The BRF Capital Increase

On February 1, 2022, BRF announced the pricing of a capital increase, pursuant to which it issued 270,000,000 common shares, including 11,250,000 common shares in the form of ADSs, for a price of R$20.00 per common share and US$3.79 per ADS (the “BRF Capital Increase”).

The offering of ADSs was made in the United States by means of a prospectus included in an effective automatic-shelf registration statement on Form F-3, and an accompanying preliminary prospectus supplement filed with the Securities and Exchange Commission on January 18, 2022. The common shares were offered in Brazil in a public offering with restricted selling efforts by means of a Brazilian offering memorandum pursuant to CVM Instruction No. 476.

Marfrig subscribed for 90,198,779 Shares in the BRF Capital Increase and paid for such Shares with cash available on-hand.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and replaced as follows:

Marfrig intends to present a slate of candidates for the Board of Directors of BRF. The proposed slate of candidates consists of: (i) Marcos Antonio Molina dos Santos (Chairman of the Board of Directors); (ii) Sergio Agapito Rial (Vice-Chairman of the Board of Directors); (iii) Márcia Aparecida Pascoal Marçal dos Santos; (iv) Augusto Marques da Cruz Filho; (v) Deborah Stern Vieitas; (vi) Flávia Maria Bittencourt; (vii) Oscar de Paula Bernardes Neto; (viii) Pedro de Camargo Neto; (ix) Altamir Batista Mateus da Silva; and (x) Eduardo Augusto Rocha Pocetti. Marfrig expects its slate of candidates to be presented to the shareholders of BRF at the next ordinary shareholders’ meeting.

The Group will continue review its investments in BRF on an ongoing basis. Any actions the Group might undertake, including additional purchases or sales of BRF securities, will be dependent upon the Group’s review of numerous factors, including, but not limited to: an ongoing evaluation of BRF’s business, financial condition, operations and prospects; price levels of BRF’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other current and future developments.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced as follows:

In the aggregate, Marfrig beneficially owns 359,933,582 Shares (representing 33.25% of the outstanding Shares).

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Amendment to the First Collar Loan Agreement

Pursuant to the Amendment to the First Collar Loan Agreement, the First Collar Loan Agreement was amended to, among others: (i) permit that Marfrig pledge Shares to certain Lenders and (ii) remove restrictive covenants relating to certain Restricted Transactions and Prohibited actions, each as defined in the First Collar Loan Agreement. In order to enter into the First Collar Loan Agreement, certain amendments were made to the security package initially granted to the Collateral Agent on October 22, 2021. In addition, prior to the execution of the Amendment to the First Collar Loan Agreement, the related derivative instruments were unwound on February 18, 2022.

The foregoing description of the Amendment to the First Collar Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment to the First Collar Loan Agreement, which is attached hereto as Exhibit 99.10 and incorporated herein by reference.

Prepayment of the Second Collar Loan Agreement

On February 11, 2022, Marfrig repaid the Second Collar Loan Agreement in full and unwound the related derivative instruments.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description
99.10	First Amendment dated as of February 25, 2022 relating to the First Collar Transaction Loan Agreement dated as of October 22, 2021.

CUSIP No. 56656T105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2022

MARFRIG GLOBAL FOODS S.A.

By:	/s/ Tang David
Name: Tang David
Title: Chief Financial Officer

By:	/s/ Heraldo Geres
Name: Heraldo Geres
Title: General Counsel